UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                FEBRUARY 18 2005


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

AGM STATEMENT

ANNUAL GENERAL MEETING OF NOVO NORDISK A/S -
CHANGE OF MEMBERS OF THE BOARD OF DIRECTORS

1. Annual General Meeting on 9 March 2005

The ordinary Annual General Meeting will be held on Wednesday 9 March 2005. The notice for the Annual General Meeting is enclosed as appendix 1.

2. Members of the Board of Directors

Change in 2005
At the Annual General Meeting on 9 March 2005 all board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following shareholder-elected board members: Mads Ovlisen, Sten Scheibye, Kurt Briner, Niels Jacobsen, Kurt Anker Nielsen and Jorgen Wedel.

The board member Ulf J Johansson, who has been board member since 1998, does not seek re-election. The Board of Directors of the Novo Nordisk Foundation has announced that it will propose Ulf J Johansson to the Board of Governors of the Novo Nordisk Foundation, cf the enclosed press release of today from the Novo Nordisk Foundation (appendix 2).

The Board of Directors of Novo Nordisk A/S proposes that Henrik Gurtler and Goran A Ando are elected to the Board of Directors at the Annual General Meeting. For further information on the proposed board members' background and the motivation for election, please see the notice for the Annual General Meeting 2005 (appendix 1) or at novonordisk.com\about_us\corporate_governance\shareholders_meeting.asp

Change in 2006
The chairman of the Board of Directors, Mads Ovlisen, has informed the Board that he plans to resign from the Board of Directors as of the Annual General Meeting in 2006. At that time, Mads Ovlisen has been member of the Board of Directors for 25 years. The Board of Directors will constitute itself after the Annual General Meeting in 2006 and appoint a new chairman. The Board of Directors has been assured that the present vice chairman, Sten Scheibye, will be able to undertake the task.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,250 full-time employees in 78 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

 Media:                      Investors:

Outside North America:       Outside North America:
Elin K Hansen                Mogens Thorsager Jensen
Tel: (+45) 4442 3450         Tel: (+45) 4442 7945

                             Palle Holm Olesen
                             Tel: (+45) 4442 6175

In North America:            In North America:
Susan T Jackson              Christian Kanstrup
Tel: (+1) 609 919 7776       Tel: (+1) 609 919 7937

Stock Exchange Announcement No 12 / 2005

APPENDIX 1
February 2005

To the shareholders of Novo Nordisk A/S

The Company will conduct its Annual General Meeting on

                   Wednesday 9 March 2005 at 4:30 pm

at Radisson SAS, Falconer Center, Falkoner Alle 9, 2000 Frederiksberg.

Agenda:

1. The Board of Directors' oral report on the Company's activities in the past financial year.

2. Presentation and adoption of the audited Annual Report 2004, including approval of the remuneration of the Board of Directors.

3. A resolution to distribute the profit according to the adopted Annual Report 2004.

4. Election of members to the Board of Directors:

All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following existing board members elected by the Annual General Meeting: Mads 0vlisen, Sten Scheibye, Kurt Briner, Niels Jacobsen, Kurt Anker Nielsen and Jorgen Wedel. Ulf J Johansson does not seek re-election. The Board of Directors proposes that Henrik Gurtler and Goran A Ando are elected to the Board of Directors.

5. Election of auditor:

The Board of Directors proposes re-election of PricewaterhouseCoopers.

6. Proposal from the Board of Directors:

To authorise the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf.
Article 48 of the Danish Companies Act.

7. Miscellaneous.

Elaboration and statement explaining the proposals:

Re agenda item 4:

Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors can attend to the interests of the Company and thus the interests of the shareholders with due respect to other stakeholders of the Company in the best possible way. The Board of Directors actively contributes to develop the Company as a globally working focused pharmaceutical company and supervises the management in its decisions and operations. Please visit novonordisk.com under 'About us', 'Corporate governance' for a more detailed description of the competence criteria of the Board of Directors.

It is the assessment of the Board of Directors that it complies with these criteria with the proposed composition.

Besides their professional qualifications, the proposed candidates possess great experience in the daily work and management of international pharmaceutical and high-technological companies and together they have the knowledge, and professional and international experience which are competences important to the work of the Board of Directors.

The proposed board candidates have the following backgrounds:

MADS OVLISEN has been chairman of the Board of Directors of Novo Nordisk A/S since November 2000 and is former president and CEO of Novo Nordisk A/S. Mads Ovlisen is also chairman of the Board of Directors of the Danish Royal Theatre
(2000), chairman of the Board of Directors of LEGO A/S (a member of the Board of Directors since 1990, chairman since 1996), member of the Board of Governors of the Novo Nordisk Foundation since 1981 and a member of the Board of Directors of the Wanas Foundation, Sweden, since 2000. Mads 0vlisen was elected to the Board of Directors of Novo Nordisk A/S (initially in the former Novo Industri A/S) in 1981 and has been re-elected several times most recently in March 2004. Mads Ovlisen's term as a board member expires in March 2005. Mads Ovlisen is a Danish national, born on 9 March 1940.

STEN SCHEIBYE has been vice chairman of the Board of Directors of Novo Nordisk A/S since March 2004. Sten Scheibye has been president and CEO of Coloplast A/S since 1995. Besides being a member of the Board of Directors of various Coloplast companies, Sten Scheibye is a member of the Board of Directors of Danske Bank A/S and since 1997 of the Danish Plastics Federation. Furthermore, since 1997 Sten Scheibye has been member of the Central Board of the Confederation of Danish Industries and since 2004 of the Executive Committee thereof. Sten Scheibye was elected to the Board of Directors of Novo Nordisk A/S in March 2003 and re-elected in March 2004. Sten Scheibye's term as a board member expires in March 2005. Sten Scheibye is a Danish national, born on 3 October 1951.

KURT BRINER works as an independent consultant in the pharmaceutical and biotech industry and is a board member of CBax SA, OM Pharma, Progenics Pharmaceuticals Inc, GALENICA SA, and a member of the Supervisory Board of Altana Pharma GmbH. From 1988 to 1998 he was president & CEO of Sanofi Pharma. He has been chairman of the European Federation of Pharmaceutical Industries and Associations, Brussels (EFPIA). Kurt Briner was elected to the Board of Directors of Novo Nordisk A/S in November 2000 and was most recently re-elected in March 2004. Kurt Briner's term as a board member expires in March 2005. He is a Swiss national, born on 18 July 1944.

NIELS JACOBSEN is a member of the Audit Committee of Novo Nordisk A/S. Niels Jacobsen has been president & CEO of William Demant Holding A/S and Oticon A/S, an industrial group in the hearing healthcare field, since 1998. Niels Jacobsen is a board member of Hojgaard Holding A/S and Nielsen & Nielsen Holding A/S, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S, Himsa II A/S, Hearing Instrument Manufacturers Patent Partnership A/S (chairman) and William Demant Invest A/S (chairman). Furthermore, Niels Jacobsen holds a seat on the Central Board of the Confederation of Danish Industries. Niels Jacobsen was elected to the Board of Directors of Novo Nordisk A/S in November 2000 and most recently re-elected in March 2004. Niels Jacobsen's term as a board member expires in March 2005. Niels Jacobsen is a Danish national, born on 31 August 1957.

KURT ANKER NIELSEN is chairman of the Audit Committee of Novo Nordisk A/S. He is former CEO of Novo A/S. Kurt Anker Nielsen serves as vice chairman of the Board of Directors of Novozymes A/S and as a board member of Novo A/S, DakoCytomation A/S, Coloplast A/S, ZymoGenetics, Inc, Norsk Hydro ASA, and TDC A/S. In the three last mentioned companies Kurt Anker Nielsen is also elected as Audit Committee member. Kurt Anker Nielsen was elected to the Board of Directors of Novo Nordisk A/S in November 2000 and was most recently re-elected in 2004. Kurt Anker Nielsen's term as a board member expires in March 2005. Kurt Anker Nielsen is a Danish national, born on 8 August 1945.

JORGEN WEDEL was executive vice president of the Gillette Company until he retired in 2001. He was responsible for Commercial Operations, International, and was a member of Gillette's Corporate Management Group. Since 2004, J0rgen Wedel has been a board member of ELOPAK AS, a Norwegian food packaging company. J0rgen Wedel was elected to the Board of Directors of Novo Nordisk A/S in November 2000 and was most recently re-elected in March 2004. J0rgen Wedel's term as a board member expires in March 2005. J0rgen Wedel is a Danish national, born on 10 August 1948.

HENRIK GURTLER has since 2000 been president and CEO of Novo A/S. Henrik Gurtler is an MSc in Chemical Engineering and was employed in Novo Industri A/S as an R&D chemist in the Enzymes Division in 1977. After a number of years in various positions within this area, Henrik Gurtler in 1991 was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S and in 1993 corporate vice president of Health Care Production. In 1996, he became a member of corporate management of Novo Nordisk A/S with special responsibility for Corporate Staff. Henrik Gurtler is chairman of the Boards of Directors of Novozymes A/S and Copenhagen Airports A/S, and a member of the Boards of Directors of COWI A/S and Brodrene Hartmanns Fond. Henrik Gurtler is a Danish national, born on 11 August 1953.

The Board of Directors recommends election of Henrik Gurtler primarily because of his in-depth knowledge of the Novo Group's business, his professional qualifications and experience with managing and working in an international company within the biotech industry.

GORAN A ANDO, MD, was Chief Executive Officer of Celltech Group plc, UK, until 2004. Goran Ando joined Celltech from Pharmacia (Pfizer) where he was Executive Vice President and President of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995-2003. From 1989-1995 Goran Ando was Medical Director, moving to Deputy R&D Director and then R&D Director of Glaxo Group, UK. Furthermore, Goran Ando was a member of the Group Executive Committee of Glaxo Group. Goran Ando is a specialist in General Medicine and is Founding Fellow of the American College of Rheumatology in the US. Goran Ando serves as a board member of A-Bio Pty, NicOx S.A., deCODE Genetics and Enzon Pharmaceuticals, Inc. Goran Ando is a Swedish national, born on 6 March 1949.

The Board of Directors recommends election of Goran Ando primarily because of his medical qualifications and his long experience and distinguished management career within the international pharmaceutical industry.

In the Danish Corporate Governance guidelines, the Norby Committee's Report 2001 on good corporate governance, it is recommended that the majority of the board members elected by the Annual General Meeting are independent of the Company. Mads Ovlisen (chairman), Kurt Anker Nielsen and Henrik Gurtler were Chief Executive Officer, Chief Financial Officer and Corporate Executive Vice President with special responsibility for Corporate Staff of Novo Nordisk A/S, respectively, prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000. If the proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirements of the Danish recommendations of good corporate governance as the majority (five out of eight) of the board members elected by the Annual General Meeting are independent of the Company according to the criteria of the recommendations. In addition, the members of the Audit Committee will qualify as independent as required by the US Securities and Exchange Commission (SEC).

Furthermore, in the Danish Corporate Governance guidelines it is recommended that the Board of Directors consists of no more than six board members elected by the Annual General Meeting. It is the evaluation of the Board of Directors that at present it is suitable with eight board members elected by the Annual General Meeting.

Re agenda item 6:

The Board of Directors proposes that the Annual General Meeting authorises the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf Article 48 of the Danish Companies Act. Such authorisation is customary in Danish listed companies.

                                    ********

The Board of Directors invites all shareholders to attend the Annual General Meeting. Admission and voting cards to the Annual General Meeting may be obtained by returning the enclosed requisition, duly completed and signed, to Danske Bank A/S in the enclosed envelope so that it may receive the requisition no later than Friday 4 March 2005, or you may phone Danske Bank A/S, no later than Friday 4 March 2005 before 4:00 pm on tel +45 4339 2885. Admission cards can also be ordered on Danske Bank A/S' homepage: www.danskebank.com/AGMNOVONORDISK no later than Friday 4 March 2005 before 4:00 pm.

At this year's Annual General Meeting, simultaneous interpretation from Danish into English will be available to a limited number of attending shareholders. If you wish to accept this offer, you are kindly invited to make reservations in advance on tel +45 4442 1066 no later than Friday 4 March 2005 before 4:00 pm.

Prior to the Annual General Meeting the admission card will be sent to you at the address entered in the Company's register of shareholders. The admission card will show the number of votes you are entitled to according to the register of shareholders, pursuant to Article 9 of the Articles of Association.

The agenda with an elaboration and statement explaining the proposals and the audited Annual Report are available for inspection by the shareholders at the Company's office, Novo Alle, DK-2880 Bagsvaerd, on weekdays between 10:00 am and 2:00 pm until Tuesday 8 March 2005. The documents are also available for inspection at the Company's web-site novonordisk.com under 'About us' f 'Corporate governance' or you can order a copy by contacting Novo Nordisk A/S on tel +45 4442 1066.

If you are not able to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights to which you are entitled through your share ownership. If you consent to this procedure you are kindly asked to return the attached proxy form, signed and dated, to Danske Bank A/S no later than Friday 4 March 2005.

After deduction of withholding tax of 28%, the dividend as approved at the Annual General Meeting will be transferred to Novo Nordisk A/S' shareholders via the VP Securities Services A/S.

Yours sincerely
Novo Nordisk A/S
The Board of Directors

APPENDIX 2

Novo Nordisk Foundation press release
18 February 2005
SUCCESSION PROCESS IN THE BOARD OF GOVERNORS OF THE NOVO NORDISK FOUNDATION AND THE BOARD OF DIRECTORS OF NOVO A/S

The chairman of the Board of Governors of the Novo Nordisk Foundation and the Board of Directors of Novo A/S, Mr Palle Marcus, has decided to retire from the boards at the end of April 2006 when he will be 69 years old.

The Board of the Novo Nordisk Foundation has invited Ulf J Johansson to join the Board after he resigns from the Board of Directors of Novo Nordisk A/S, in preparation for taking over the chairmanship of the Board of the Foundation in 2006 from Palle Marcus as well as of the Board of Novo A/S, which is fully owned by the Foundation and in which Ulf J Johansson has been a board member since 2000.

Mads Ovlisen has decided to resign from the Board of Governors of the Novo Nordisk Foundation in April 2006 after having retired as chairman of the Board of Directors of Novo Nordisk A/S.

Jan Lindsten retires from the Board at the end of April 2005 on reaching the age limit for board members of the Novo Nordisk Foundation.

Bo Ahren will be elected to the Board of the Novo Nordisk Foundation at the end of April 2005.

PALLE MARCUS (born 1937) has been a member of boards of Novo Group companies since 1986: from 1986-1989 of Novo Industri A/S; after the merger, of Novo Nordisk A/S from 1989-2000, from 1997-2000 as vice chairman and in 2000 as chairman. Since 1989 Palle Marcus has been member of the Board of the Novo Nordisk Foundation, since 2000 chairman of the Board of the Foundation as well as chairman of Novo A/S, the holding company of the Foundation. (For further information please see the Novo A/S Annual Report)

ULF J JOHANSSON (born 1945) has been member of the Board of Directors of Novo Nordisk A/S from 1998 and was member of the Board of Governors of the Novo Nordisk Foundation from 1998-2000. In 2000, he was elected to the Board of the newly established Novo A/S (for further information please see the Novo A/S Annual Report).

Ulf J Johansson is a Doctor of Technology, the Royal Institute of Technology, Stockholm. He is a member of the Swedish Academy of Engineering Sciences (since
1990) and was chairman of the University Board of the Royal Institute of Technology, Stockholm from 1998-2003. In 1990, he founded Europolitan Holdings AB, a GSM mobile telephone operator in Sweden.


Ulf J Johansson is chairman of the boards of Europolitan Vodafone AB (previously Europolitan Holdings AB), Acando Frontec AB, Zodiak Venture AB, and Eurostep Group AB. He is furthermore a member of the Board of Directors of Trimble Navigation Ltd which is listed on the American NASDAQ stock market.

MADS OVLISEN (born 1940) started his career with Novo Industri A/S in 1972. In 1975, he became a member of corporate management and was president and CEO of Novo Industri A/S from 1981-1989, from 1989-2000 of Novo Nordisk A/S. He has been member of the boards of Novo Industri A/S 1981-1989 and Novo Nordisk A/S since 1989, as chairman since 2000. Mads Ovlisen was member of the Board of the Novo Foundation 1982-1989 and since 1989 of the Board of the Novo Nordisk Foundation (for further information please see the Novo Nordisk Annual Report).

JAN LINDSTEN (born 1935) has been member of the Board of Governors of the Novo Nordisk Foundation since 1995 and chairman of the Nordic Research Committee (for further information please see the Novo Nordisk Foundation Annual Report (Danish only)

BO AHREN (born 1952) is professor and consultant doctor (endocrinology) at the University of Lund, Sweden. He worked in Tanzania from 1981-1984 and was guest lecturer in Seattle, USA, 1984-1985. He has been connected with the University of Lund as clinical doctor and researcher, among other things in the field of diabetes. In 1999, he was appointed professor. He has been member of the Nordic Research Committee of the Novo Nordisk Foundation since 2001.

For further information contact:
Inge W Hoffmann (+45) 4442 3415.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 18 2005                            NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer